News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	October 29, 2025

Seabridge Gold Recovers $4.4 Million after Successfully Challenging
Tax Ruling in BC Supreme Court

Further Recoveries Anticipated

Toronto, Canada … Seabridge Gold Inc. (TSX:SEA), (NYSE:SA) (the "Company") announced today that the Company has received $4.4 million in recovered funds from the Canada Revenue Agency ("CRA") as a result of the Supreme Court of BC ("SCBC") reversing CRA's previous decision to deny BC Mineral Exploration Tax Credits ("BC METC") for the years 2010 and 2011. Seabridge had already received reimbursement of trial costs and has now fully recovered the funds which CRA held during the appeal process and accrued interest. The Company believes the BC METC ruling should now trigger a further recovery of the $9.4 million of tax, penalties and interest presently held by CRA as a result of CRA's denial, for the same reasons rejected by the SCBC, of flow-through mining expenditures incurred in our 2014-2016 exploration programs.

Commenting on the recovery of funds, Rudi Fronk, Chair and CEO stated: "Canadian mining is subject to an immense and ever-increasing set of regulations covering everything from taxes and mineral rights to permitting and ESG. Navigating this complex environment is critical and we take pride in our ability to do so. We are pleased to have had our interpretation of the Income Tax Act confirmed and to have the BC METC challenge behind us. We now look forward to resolving CRA's larger denial of flow-through mining expenditures that we renounced to investors. We believe the CRA should take more supportive positions regarding our industry going forward."

Background

The Company received a refund in respect of the $15.8 million of exploration expenditures incurred in 2010 and 2011 it claimed as qualifying mining exploration expenses, as defined by the BC Income Tax Act, and therefore eligible for tax credits under the BC METC program. CRA subsequently decided the expenditures did not qualify for BC METC tax credits. The Company has diligently challenged the CRA position, believing that the CRA takes too narrow a view of what does or does not qualify as a mining exploration expense, with the core issue being whether such expenses are incurred to determine "the existence, location, extent or quality of a mineral resource." During the Company's appeal CRA has held the funds at issue.

The Company's appeal was heard in the SCBC in late 2024 and a judgment was rendered in March 2025 substantially in favor of the Company's position that the relevant expenses were eligible for BC METC tax credits. The judge ruled that over 92% of the expenses claimed qualified as mining exploration expenses because they were incurred to determine "the existence, location, extent or quality of a mineral resource." Accordingly, CRA had to return the funds to the Company, plus interest.

The Company is also appealing a second decision by CRA denying the Company's claim that exploration expenses it incurred in 2014-2016 were flow-through mining expenditures and therefore eligible for the tax benefits associated with flow-through shares. CRA denied the 2014-2016 expenditures on the basis that they were ineligible because they were not incurred to determine "the existence, location, extent or quality of a mineral resource." The expenditures denied by CRA were the same types of expenditures as the expenditures at issue in the March 2025 SCBC decision in favour of the Company's claim for BC METC tax credits (which the judge decided were incurred to determine "the existence, location, extent or quality of a mineral resource"). CRA has reassessed the Company and most of the investors in the flow-through shares that were renounced the 2014-2016 exploration expenditures at issue, and the Company has paid to CRA $9.4 million in tax, penalties and interest payable on its reassessment and the reassessments of each of the relevant investors. The Company believes that if the reasoning of the SCBC judgement is applied to the 2014-2016 exploration expenditures, CRA's decision is wrong, and all of the funds paid by the Company to CRA should be returned. The Company continues to work with tax counsel to have the reassessments reversed and the $9.4 million paid to CRA returned to it.

About Seabridge Gold

Seabridge holds a 100% interest in several North American gold projects. Seabridge's principal asset, the KSM project, and its Iskut project, are located in Northwest British Columbia, Canada's "Golden Triangle", the Courageous Lake project located in Canada's Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project set in the Yukon Territory. For a full breakdown of Seabridge's Mineral Reserves and Mineral Resources by category please visit the Company's website at http://www.seabridgegold.com.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements", are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, interpretations, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to the Company's belief that the CRA decision to deny the 2014-2016 expenditures is wrong based on the March 2025 SCBC decision on exploration expenditures that qualify for BC METC. All forward-looking statements are based on Seabridge's or its advisors' current beliefs as well as various assumptions made by them and information currently available to them. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Seabridge's plans or expectations include the risk that: (i) CRA decides not to follow the SCBC decision; and (ii) CRA decides that the 2014-2016 exploration expenditures are not flow-through mining expenditures for other reasons, and other risks outlined in statements made by Seabridge from time to time in the filings made by Seabridge with securities regulators. Seabridge disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

ON BEHALF OF THE BOARD

"Rudi Fronk"

Chair & C.E.O.

For further information please contact:

Rudi P. Fronk, Chair and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.com

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada

416-367-9292  www.seabridgegold.com